BGC Partners, Inc.

499 Park Avenue

New York, New York 10022

August 15, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-6010

Attention:	Mr. Michael McTiernan
Assistant Director

Re:	BGC Partners, Inc.
Registration Statement on Form S-3 (Registration No. 333-175034)

Dear Mr. McTiernan:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Partners, Inc. (the “Company”) hereby requests acceleration of the effective date of the Company’s Registration Statement on Form S-3 (Registration No. 333-175034) (the “Registration Statement”) so that the Registration Statement becomes effective at 4:00 p.m., Eastern Time, on August 17, 2011, or as soon as practicable thereafter.

The Company acknowledges that (1) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (3) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BGC PARTNERS, INC.

/s/ Caroline A. Koster
Name:	Caroline A. Koster
Title:	Vice President and Assistant General Counsel

cc:	Stephen M. Merkel, Esq. (BGC Partners, Inc.)
Christopher T. Jensen, Esq. (Morgan, Lewis & Bockius LLP)
George G. Yearsich, Esq. (Morgan, Lewis & Bockius LLP)